

March 20, 2012

Via E-mail
Luk Lai Ching Kimmy
Chief Executive Officer
First Asia Holdings Limited
14th Floor, 6 Knutsford Terrace
Tsim Sha Tsui, Kowloon, Hong Kong

> **Re:** **First Asia Holdings Limited**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 24, 2012**
> **File No. 000-30801**

Dear Mr. Kimmy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. With respect to the election of Mr. Bernard to the board of directors, please note that the information statement must provide disclosure in accordance with Items 7 and 8 of Schedule 14A. Please revise the information statement accordingly.

2. Please confirm that the two corporate actions proposed by the shareholders represent proposals by security holders made in accordance with Rule 14a-8 under the Exchange Act. In that case, please revise your disclosure to provide the name and address of the proposing shareholder, as well as the number of the company's voting securities held by such shareholder. Refer to Exchange Act Rule 14a-8(l).

3. In addition, considering the board's recommendation to vote against the proposals, please tell us what consideration you have given to including the reasons why the board believes shareholders should vote against the shareholder proposals. Refer to Exchange Act Rule

14a-8(m)(1).

4.   To the extent that such proposals do not constitute proposals within the meaning of Exchange Act Rule 14a-8, revise your disclosure to include information about these two proposals in accordance with Exchange Act Rule 14c-4 and Item 18 of Schedule 14A, which requires among other things that if an action is to be taken with respect to any matter which is not required to be submitted to a vote of security holders, disclosure must state the nature of such matter and the reasons for submitting it to a vote of security holders.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551 -3729 with any questions.

                                        Sincerely,

                                        /s/ Craig Slivka, for

                                        Pamela Long
                                        Assistant Director

cc: Via E-mail
        Gary S. Joiner, Esq.
        Frascona Joiner Goodman and Greenstein, P.C